UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                          Form 40-F  __X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  December ___, 2010

By: /s/ Burgess H. Hildreth______________

       Burgess H. Hildreth, Senior Vice President

        Administration

TSX SYMBOL:  ITP

COURT REDUCES JURY AWARD AGAINST INTERTAPE POLYMER CORP. BY OVER $10,000,000

Positive development expected to reduce appellate bond

Bradenton, Florida – December 20, 2010 – Intertape Polymer Group Inc. (TSX: ITP) (the “Company”) announced today that it has received a positive ruling in the pending litigation against its subsidiary, Intertape Polymer Corp. (“Intertape”), in the case of Intertape Polymer Corp. v. Inspired Technologies, Inc. (“ITI”). The United States District Court for the Middle District of Florida has granted Intertape’s post trial motion to reduce the amount of the judgment previously awarded by the jury to ITI from $13,150,000.00 to $3,000,000.00. These amounts do not include attorney fees, costs, or prejudgment interest.

As a result of the reduction of the judgment, Intertape will request a corresponding reduction in the amount of its appellate bond.  “We are pleased by this ruling but not completely satisfied considering that we believe ITI’s allegations to be unfounded.  As such, we will appeal to the 11th Circuit Court of Appeals seeking reversal of the judgment”, said the Company’s President and CEO, Greg Yull.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use.  Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,000 employees with operations in 16 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995.  Such forward-looking statements include statements regarding the Company’s appeal.  These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the Company’s expected results.  These risks include, but are not limited to, the fact that the jury’s verdict may be upheld on appeal.  Additional risk factors are contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission.  While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison

Pierre Boucher

514-731-0000